April 28, 2009

Via Facsimile and U.S. Mail
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and
 Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

RE:      Old Republic International Corporation
            Form 10-K for fiscal year ended December 31, 2008
File No. 001-10607

Dear Mr. Rosenberg:

We have received your letter of April 20, 2009 and acknowledge your request that we respond within ten (10) business days to the inquiries and directions cited in the letter. Unfortunately the press of managing our business does not enable us to attend to a response as quickly as required by the Commission.  Accordingly, we ask for your forbearance and allow us an additional ten to 15 business days to comply.  This additional time should be sufficient for our chief financial officer, Karl Mueller, and me to address fully the Commission’s comments.

Sincerely,

/s/ A.C. Zucaro

ACZ/cg

cc:        Dana Hartz,
Staff Accountant, SEC
Don Abbott,
Review Accountant, SEC
Karl Mueller
Sr. Vice President & Chief Financial Officer, ORI